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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

TELESP CELULAR PARTICIPAÇÕES S.A.

(Name of Issuer)

Preferred Shares, without par value
American Depositary Shares (as evidenced by
American Depositary Receipts),
each representing 2,500 preferred shares

(Title of Class of Securities)

87952L1089 (American Depositary Shares)

(Cusip Number)

S. Todd Crider, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87952L1089

1.	Name of Reporting Person: BRASILCEL N.V.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 379,615,544,873 (1)

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 379,615,544,873 (1)

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 379,615,544,873 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.8%

14.	Type of Reporting Person (See Instructions): CO

(1)	Brasilcel N.V. holds directly 379,614,824,965 preferred shares, and Brasilcel N.V.’s indirect wholly owned subsidiary Portelcom Participações S.A. holds directly an additional 719,908 preferred shares.

CUSIP No. 87952L1089

1.	Name of Reporting Person: PORTUGAL TELECOM, SGPS, S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Portugal

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 379,615,544,873 (1)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 379,615,544,873 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 379,615,544,873 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.8%

14.	Type of Reporting Person (See Instructions): CO

(1)	Through its wholly owned subsidiary PT Móveis, SGPS, S.A., Portugal Telecom, SGPS, S.A. holds a 50% interest in Brasilcel N.V. Brasilcel N.V. has sole voting and dispositive power over the preferred shares listed in Row (11). Portugal Telecom, SGPS, S.A. and PT Móveis, SGPS, S.A., on the one hand, and Telefónica Móviles, S.A., on the other hand, have equal voting rights in Brasilcel N.V. pursuant to the joint venture arrangement described in Item 6 of this Schedule. Portugal Telecom, SGPS, S.A. therefore may be deemed to share voting and dispositive power over the preferred shares listed in Row (11).

CUSIP No. 87952L1089

1.	Name of Reporting Person: TMN – TELECOMUNICAÇÕES MÓVEIS NACIONAIS, S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Portugal

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 379,615,544,873 (1)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 379,615,544,873 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 379,615,544,873 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.8%

14.	Type of Reporting Person (See Instructions): CO

(1)	Through its wholly owned subsidiary PT Móveis, SGPS, S.A., TMN – Telecomunicações Móveis Nacionais, S.A., holds a 50% interest in Brasilcel N.V. Brasilcel N.V. has sole voting and dispositive power over the preferred shares listed in Row (11). Telefónica Móviles S.A., on the one hand, and Portugal Telecom, SGPS, S.A. and PT Móveis, SGPS, S.A., on the other hand, have equal voting rights in Brasilcel N.V. pursuant to the joint venture arrangement described in Item 6 of this Schedule. Because PT Móvies, SGPS, S.A. is its wholly owned subsidiary, TMN – Telecomunicações Móveis Nacionais, S.A. may be deemed to share voting and dispositive power over the preferred shares listed in Row (11).

CUSIP No. 87952L1089

1.	Name of Reporting Person: PT MÓVEIS, SGPS, S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Portugal

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 379,615,544,873 (1)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 379,615,544,873 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 379,615,544,873 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.8%

14.	Type of Reporting Person (See Instructions): CO

(1)	PT Móveis, SGPS, S.A. holds a 50% interest in Brasilcel N.V., which has sole voting and dispositive power over the preferred shares listed in Row (11). Portugal Telecom, SGPS, S.A. and PT Móveis, SGPS, S.A., on the one hand, and Telefónica Móviles, S.A., on the other hand, have equal voting rights in Brasilcel N.V. pursuant to the joint venture arrangement described in Item 6 of this Schedule. PT Móveis, SGPS, S.A. therefore may be deemed to share voting and dispositive power over the preferred shares listed in Row (11).

CUSIP No. 87952L1089

1.	Name of Reporting Person: PORTELCOM PARTICIPAÇÕES S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Brazil

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 719,908

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 719,908

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 719,908

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D

Item 1. Security and Issuer.

     This Statement on Schedule 13D relates to the preferred shares, no par value (ações preferenciais), of Telesp Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, or TCP. The address of the principal executive office of TCP is Avenida Roque Petroni Júnior, 1464 — Morumbi, 04707-000 São Paulo, SP, Brazil, and the company’s phone number is (55) 11-5105-1207.

     The entities identified on the cover pages of this Schedule 13D (collectively, the “Reporting Persons”) have not previously filed a Statement on Schedule 13D with respect to the preferred shares of TCP because those preferred shares are generally non-voting securities for purposes of Rule 13d-1(i) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. However, TCP’s bylaws state that holders of preferred shares will have full voting rights in the event that TCP does not pay minimum dividends to those shareholders for three consecutive fiscal years, and those shareholders will retain those voting rights until TCP again pays minimum dividends. Because TCP did not pay minimum dividends for the years ended December 31, 2001, 2002 and 2003, holders of TCP preferred shares have been able to exercise voting rights since March 26, 2004, the date of TCP’s 2004 general shareholders’ meeting.

     The Reporting Persons recently became aware that a Schedule 13D may be required in these circumstances, as the preferred shares now have voting rights, and are hereby satisfying that requirement.

Item 2. Identity and Background.

     This Schedule 13D is being filed jointly by the Reporting Persons. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

     Brasilcel. Brasilcel N.V., or Brasilcel, is a joint venture of Telefónica Móviles, S.A., or Telefónica Móviles; on the one hand, and Portugal Telecom and PT Móveis, on the other hand, and is managed on an equal basis by those companies. Brasilcel was created pursuant to a strategic agreement signed by Portugal Telecom and Telefónica Móviles in January 2001 to create a cellular services company in Brazil that would aggregate all of the parties’ investments in cellular telecommunications businesses in Brazil to the extent permitted under Brazilian law. See Items 3 and 6. Brasilcel is incorporated under the laws of The Netherlands. Its corporate domicile is located at Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands.

     Portelcom Participações. Portelcom Participações S.A., or Portelcom Participações, is incorporated under the laws of Brazil. The principal business of Portelcom Participações is as a holding company for a portion of Brasilcel’s investment in TCP. Its principal executive offices are located at Av. Brigadeiro Faria Lima, 2277, 15th Floor, Suite 1503, 01452-000 São Paulo, SP, Brazil. Its telephone number is (55) 11 3039-8016.

     Portugal Telecom. Portugal Telecom, SGPS, S.A., or Portugal Telecom, is a limited liability holding company organized under the laws of the Republic of Portugal. The principal business of Portugal Telecom is, through its subsidiaries, the provision of wireless services, including fixed lines, data and business solutions and internet related services; cellular telecommunications services in Portugal and Brazil, multimedia services including TV programming, film distribution and screening, newspaper publishing and distribution, radio programming and provisioning of Cable Internet; and sale of telecommunication equipment. Its principal executive offices are located at Avenida Fontes Pereira de Melo, 40, 1069-300, Lisbon, Portugal. Its telephone number is (351) 21 500-1701.

     PT Móveis. PT Móveis, SGPS, S.A., or PT Móveis, is a limited liability holding company organized under the laws of the Republic of Portugal. PT Móveis is a subsidiary of TMN. The principal business of PT Móveis is as a holding company for Portugal Telecom’s investment in Brasilcel and in Medi Telecom, which provides cellular telecommunications services in Morocco. Its principal executive offices are located at Avenida Álvaro Pais, 02, 1649-041, Lisbon, Portugal. Its telephone number is (351) 21 791-4400.

     TMN. TMN — Telecomunicações Móveis Nacionais S.A., or TMN, is a limited liability holding company, organized as a Sociedade Anónima under the laws of the Republic of Portugal. TMN is a wholly owned subsidiary of Portugal Telecom. The principal business of TMN is the provision of cellular telecommunications services in Portugal. Its principal executive offices are located at Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal. Its telephone number is (351) 21 791-4400.

     Schedule 1 hereto sets for the (a) name, (b) residence or business address, (c) principal occupation or employment and (d) citizenship of each of the directors and executive officers of the Reporting Persons.

     During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule 1 hereto has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     This Schedule 13D is not being filed due to a recent purchase of preferred shares of TCP by the Reporting Persons. Rather, as explained in response to Item 1, this Schedule 13D is being filed because the preferred shares recently received voting rights as a result of the non-payment by TCP of minimum dividends for the years ended December 31, 2001, 2002 and 2003. All purchases of preferred shares and their related sources and amounts of funds occurred prior to the existence of any reporting requirement as to the Schedule 13D. The following describes the background of these purchases.

     In 1998, in preparation for the restructuring and privatization of Telebrás and its operating subsidiaries, collectively known as the Telebrás System, the cellular telecommunications operations of the Telebrás System were spun off into separate companies. TCP was one of 12 new holding companies created. In connection with the reorganization of the Telebrás System, TCP was allocated all of the share capital held by Telebrás in Telesp Celular S.A., or Telesp Celular, one of the cellular operating companies that provided cellular telecommunications service in the state of São Paulo, Brazil. In July 1998, as part of its restructuring and privatization plan, the Brazilian federal government sold substantially all of its common shares of the new holding companies, including TCP, to private sector buyers.

     Portelcom Participações acquired 51.8% of the common shares of TCP from the Brazilian federal government in the privatization. At the time, Portugal Telecom owned 64.2% of Portelcom Participações, and Telefónica Internacional, S.A. owned the remaining 35.8%. Portelcom Participações’s interest in TCP represented a 10.0% economic interest in, and voting control of, Telesp Celular (8.8% of which was acquired in the privatization of the Telebrás System and the remaining 1.2% of which was acquired with the proceeds of shares previously acquired in the Telebrás System). Forty percent of the purchase price of TCP was paid in 1998, and the remaining purchase price was financed with a loan from Banco Nacional de Desenvolvimento Econômico e Social — BNDES, the Brazilian national development bank. In January 1999, Portugal Telecom prepaid the loan to BNDES.

     In January 2000, all shares of Telesp Celular owned by shareholders other than TCP, were exchanged for newly issued shares of TCP, and Telesp Celular became a wholly owned subsidiary of TCP. In June 2000, Portugal Telecom conducted a cash tender offer in Brazil for ordinary shares in TCP. As a result of the tender offer, Portugal Telecom increased its economic interest in TCP to 29.9%. In November 2000, TCP completed a capital increase in which Portugal Telecom subscribed for additional shares in TCP, and, upon acquisition of such shares, Portugal Telecom’s economic interest in TCP increased to 36.2%, corresponding to 83.6% of TCP’s common shares and 17.7% of its preferred shares. In November 2000, Portugal Telecom exchanged with Telefónica, S.A., or Telefónica, its minority interest in Telecomunicações de São Paulo S.A. — TELESP (a fixed line telecommunications operator in the state of São Paulo controlled by Telefónica) for an additional interest in TCP, increasing its economic interest in TCP to 41.2%, corresponding to 85.1% of TCP’s common shares and 17.7% of its preferred shares.

     In September 2002, TCP completed a rights offering in which Portugal Telecom subscribed for a total of 247,224 million common shares and 326,831 million preferred shares, thereby increasing its economic interest in TCP to

65.1%, corresponding to 93.7% of TCP’s common shares and 49.8% of its preferred shares. In October 2002, in connection with the joint agreement with Telefónica Móviles (the cellular telecommunications subsidiary of Telefónica), that created Brasilcel (which has operated under the brand name Vivo since April 2003), Portugal Telecom sold 172,016,089,469 preferred shares, or 22.6% of TCP’s preferred shares (corresponding to 14.7% of TCP’s total share capital), to Telefónica Móviles. On December 27, 2002, Portugal Telecom contributed the remainder of its interest in TCP to Brasilcel.

Item 4. Purpose of the Transaction.

     The purpose of the original acquisition of shares of TCP and, indirectly, of Telesp Celular was to enter the market for the provision of cellular telecommunications services in the state of São Paulo and in Brazil generally. The purpose of the subsequent tender offers for shares of TCP was to increase Portugal Telecom’s economic interest in TCP and, indirectly, in Telesp Celular. The purpose of the contribution by Portugal Telecom and Telefónica Móviles of their interests in various cellular telecommunications companies in Brazil, including TCP, to Brasilcel, was to create the leading cellular telecommunications operator in Brazil. On October 8, 2004, TCP announced a capital increase in an amount of up to R$2,054 million, to be effected through offerings of preemptive rights to subscribe for common shares and preferred shares of TCP. On October 12, 2004, TCP filed a Registration Statement on Form F-3 with the Securities and Exchange Commission relating to the rights offering to holders of TCP preferred shares and American Depositary Shares representing TCP preferred shares. Brasilcel and Portelcom Participações have indicated that, depending on market conditions, they intend to subscribe fully for all of the common shares and preferred shares to which they are entitled in the rights offerings. Brasilcel and Portelcom Participações have also indicated that, depending on market conditions, they intend to subscribe for any remaining common shares and preferred shares to which they are entitled in the reoffering rounds of the rights offerings and may purchase additional common shares and preferred shares in any public auction at the São Paulo Stock Exchange that may be held with respect to shares that remain unsubscribed after the reoffering rounds. Through any such purchases, the percentage of TCP’s preferred shares beneficially owned by the Reporting Persons may increase. Neither Brasilcel nor Portelcom Participações is obligated to purchase any shares, and they may determine not to do so.

Item 5. Interest in Securities of the Issuer.

     (a) Each of Brasilcel, Portugal Telecom, TMN and PT Móveis may be deemed to be beneficial owners pursuant to the Exchange Act of the 379,614,824,965 preferred shares of TCP, or 49.8% of TCP’s outstanding preferred shares, held directly by Brasilcel. Each of Brasilcel, Portugal Telecom, TMN, PT Móveis and Portelcom Participações may be deemed to be beneficial owners pursuant to the Exchange Act of the 719,908 preferred shares of TCP held directly by Portelcom Participações. Telefónica and Telefónica Móviles may be deemed to be beneficial owners pursuant to the Exchange Act of the shares of TCP held by Brasilcel and Portelcom Participações and may be deemed, together with Portugal Telecom, TMN, PT Móveis, Brasilcel and Portelcom, to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. However, the Reporting Persons disclaim membership in a group within the meaning of Section 13(d)(3) of the Exchange Act. To the knowledge of the Reporting Persons, none of the persons listed on Schedule 1 hereto beneficially owns any preferred shares of TCP.

     (b) Brasilcel has sole power to vote or to dispose of the preferred shares of TCP it holds directly. Portelcom Participações and its parent Brasilcel each may be deemed to have sole power to vote or to dispose of preferred shares of TCP held directly by Portelcom Participações. Pursuant to the joint venture arrangement described in Item 6, Portugal Telecom and PT Móveis, on one hand, and Telefónica Móviles, on the other hand, have equal voting rights in Brasilcel. Portugal Telecom, TMN and PT Móveis (which is a wholly owned subsidiary of TMN) therefore each may be deemed to share the power to vote or to dispose of preferred shares of TCP held directly and indirectly by Brasilcel.

     (c) None of the Reporting Persons has effected any transaction in the preferred shares of TCP in the past 60 days. To the knowledge of the Reporting Persons, none of the persons listed on Schedule 1 hereto has effected any transactions in the common shares or preferred shares of TCP in the past 60 days.

     (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the preferred shares of TCP held directly and indirectly by Brasilcel, except for the rights and powers of Telefónica Móviles under the joint venture arrangement described in Item 6 and the rights and powers of Telefónica as the controlling shareholder of Telefónica Móviles.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   Joint Venture Arrangement

     On January 23, 2001, Telefónica Móviles, Portugal Telecom and PT Móveis agreed to create a joint venture to consolidate Telefónica Móviles’ cellular businesses in Brazil with those of Portugal Telecom. Under this joint venture framework agreement, each of the Telefónica group and the Portugal Telecom group agreed to contribute to a 50:50 joint venture certain of its cellular businesses in Brazil, including interests in operating companies and holding companies that own cellular licenses in Brazil, such as TCP, as well as other assets or business that are operated for the benefit of those companies. This joint venture resulted in the formation of Brasilcel, the controlling shareholder of TCP.

     On October 17, 2002, Telefónica Móviles, on the one hand, and Portugal Telecom and PT Móveis, on the other, entered into the definitive stockholders’ agreement and subscription agreement that implemented the joint venture framework agreement signed in January 2001. In accordance with these definitive agreements, Telefónica Móviles and the Portugal Telecom group have the same voting rights in Brasilcel. This equality in voting rights will continue to exist even if either party’s economic and voting interest is diluted below 50%, but not lower than 40%, as a consequence of a capital increase. The equality in voting rights will cease to exist if the percentage of ownership of one of the parties falls below 40% during an uninterrupted period of six months. In this event, if the group with the reduced interest were the Portugal Telecom Group, it would be entitled to sell to Telefónica Móviles, which would be obliged to buy (directly or through another company), all of Portugal Telecom’s ownership interest in Brasilcel. This right expires on December 31, 2007. This put option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom group had not increased its ownership interest to 50% of the total capital stock of Brasilcel.

     Also, in accordance with the definitive agreements, the Portugal Telecom group would be entitled to sell to Telefónica Móviles, which would be obligated to buy, all of Portugal Telecom’s ownership interest in Brasilcel should there be a change in control at Telefónica, Telefónica Móviles or any subsidiary of the latter that holds a direct or indirect ownership interest in Brasilcel. Similarly, Telefónica Móviles would be entitled to sell to the Portugal Telecom group, which would be obliged to buy, its ownership interest in Brasilcel if there is a change of control at Portugal Telecom, PT Móveis or any other subsidiary of either company that holds a direct or indirect ownership interest in Brasilcel.

     The definitive agreements established that the parties to the agreements shall transfer to Brasilcel all of their direct or indirect ownership interests in equity securities, whether voting or non-voting, in cellular properties in Brazil, including any such interests obtained from future acquisitions of Brazilian cellular properties by those parties.

     On December 27, 2002, following the agreements entered into on October 17, 2002 and after having obtained the necessary authorization from the Brazilian authorities for the contribution, Telefónica Móviles and PT Moveis contributed to Brasilcel all the shares held directly or indirectly by the two groups in their cellular communications companies in Brazil.

   Floating Rate Notes

   TCP had outstanding indebtedness to Portugal Telecom International Finance B.V., a company in the Portugal Telecom group, evidenced by floating rate notes, in the amount of €416.05 million at June 30, 2004 (representing R$1.58 billion at that date) that bears interest quarterly at EURIBOR plus 7% per annum and matures in November 2004.

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement dated October 12, 2004.

2.	Shareholders Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A. and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Telefónica, S.A. filed on June 30, 2003 (the “2002 Telefónica 20-F”) (SEC file number 001-09531).

3.	Subscription Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A. and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.4 to the 2002 Telefónica 20-F.

4.	Note Purchase Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Portugal Telecom International Finance B.V., Telesp Celular Participações S.A. and Citibank N.A. London, incorporated by reference to Exhibit 2.4 to TCP’s annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002 (the “2001 TCP 20-F”) (SEC file number 001-14493).

5.	Agency Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Citibank N.A. London and Telesp Celular Participações S.A., incorporated by reference to Exhibit 2.5 to the 2001 TCP 20-F.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRASILCEL N.V.

By: /s/ Francisco José Azevedo Padinha

Name: Francisco José Azevedo Padinha Title: Chief Executive Officer

By: /s/ Javier Rodríguez Garcia

Name: Javier Rodríguez Garcia Title: Executive Vice President for Technology and Networks.

Dated: October 12, 2004

[Signature Page to Schedule 13D]

PORTUGAL TELECOM, SGPS, S.A.

By: /s/ Miguel Horta e Costa

Name: Miguel Horta e Costa Title: President and Chief Executive Officer

By: /s/ Zeinal Bava

Name: Zeinal Bava Title: Chief Financial Officer

Dated: October 12, 2004

[Signature Page to Schedule 13D]

PT MÓVEIS, SGPS, S.A.

By: /s/ Carlos Manuel L Vasconcellos Cruz

Name: Carlos Manuel L Vasconcellos Cruz Title: Chief Executive Officer

By: /s/ Álvaro José Roquette Morais

Name: Álvaro José Roquette Morais Title: Chief Operating Officer

Dated: October 12, 2004

[Signature Page to Schedule 13D]

TMN — TELECOMUNICAÇÕES MÓVEIS NACIONAIS, S.A.

By: /s/ Iriarte José Araújo Esteves

Name: Iriarte José Araújo Esteves Title: Chief Executive Officer

By: /s/ Maria da Graça Galvão de Carvalho

Name: Maria da Graça Galvão de Carvalho Title: Director and Executive Officer

Dated: October 12, 2004

[Signature Page to Schedule 13D]

PORTELCOM PARTICIPAÇÕES S.A.

By: /s/ Eduardo Perestrelo Correia de Matos

Name: Eduardo Perestrelo Correia de Matos Title: President

By: /s/ João Luís Tenreiro Barroso

Name: João Luís Tenreiro Barroso Title: Director

Dated: October 12, 2004

[Signature Page to Schedule 13D]

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

BRASILCEL N.V.

(a)	Mr. Zeinal Abedin Mahomed Bava
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chief Financial Officer of Portugal Telecom, SGPS, S.A.
(d)	Portugal

(a)	Mr. Álvaro José Roquette Morais
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Director and Chief Operating Officer of Portugal Telecom Investimentos Internacionais — Consultoria Internacional S.A.
(d)	Portugal

(a)	Mr. Carlos Manuel de Lucena e Vasconcellos Cruz
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chief Executive Officer of Portugal Telecom Investimentos Internacionais — Consultoria Internacional S.A. and PT Ventures, SGPS, S.A.; Director and Executive Officer of Portugal Telecom, SGPS, S.A.
(d)	Portugal

(a)	Mr. Harry Dirk Hilbert Moraal
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Head of Client Relations, ABN AMRO Trust (Amsterdam)
(d)	The Netherlands

(a)	Mr. Paul Johannes Antonius Wilbrink
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Senior Client Relationship Manager, ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Mr. Hendrik Justus Wirix
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Deputy Manager and Chief Legal Counsel, ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Ms. Lara Ieka Runne
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Corporate lawyer, ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Mr. Marcus Antonius Joseph Persel
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Senior Client Relationship Manager, ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Mr. Carlos David Maroto Sobrado
(b)	Aert van Nesstraat 45, 3012 CA Rotterdam, The Netherlands
(c)	Executive Managing Director of Telefónica Europe B.V.
(d)	Spain

(a)	Mr. Antonio Pedro de Carvalho Viana Baptista
(b)	Pº Recoletos, 7-9, 3[a] Planta, 28004, Madrid, Spain.

1

(c)	Chairman and Chief Executive Officer of Telefónica Móviles S.A.
(d)	Portugal

(a)	Mr. Ignacio Aller Mallo
(b)	C/ Goya, 24, 28001, Madrid, Spain
(c)	Member of the Board of Directors of Telefónica Móviles Mexico, S.A. de C.V., Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Spain

(a)	Mr. Félix Pablo Ivorra Cano
(b)	C/ Goya, 24, 28001, Madrid, Spain
(c)	Executive Vice-President for Brazil and Latin America of Telefónica Móviles S.A.
(d)	Spain

(a)	Mr. Ernesto Lopez Mozo
(b)	C/ Goya, 24, 28001, Madrid, Spain
(c)	Chief Financial Officer General Manager for Finance and Management Control of Telefónica Móviles S.A.
(d)	Spain

(a)	Mr. Robertus Hendrikus Lukas de Groot
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Senior Client Relationship Manager ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Mr. Alexander Daniël de Vreeze
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Head of Commercial Organization and member of the management team, ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Mr. Fernando Xavier Ferreira
(b)	Rua Martiniano de Carvalho, 851, 21 andar, 01321-001 São Paulo, SP, Brazil
(c)	Chief Executive Officer of Telesp Comunicações S.A. — TELESP
(d)	Brazil

(a)	Mr. Eduardo Perestrelo Correia de Matos
(b)	Av. Brigadeiro Faria Lima, 2277, 15º andar, Suite 1503, 01452-000, São Paulo, SP, Brazil
(c)	President of Portugal Telecom Brasil S.A.
(d)	Portugal

(a)	Mr. Pedro Manuel Brandão Rodrigues
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	Director and Executive Officer of TMN — Telecomunicações Móveis Nacionais, S.A.
(d)	Portugal

(a)	Mr. Paul Jozef Schmitz
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Senior Account Manger, ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Mr. Benjamin de Koe
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Chief Accounting Officer and Client Relationship Manager, ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

2

(a)	Mr. Luis Miguel Gilperez López
(b)	C/ Goya, 24, 28001, Madrid, Spain
(c)	Executive Director of International Area of Telefónica Móviles S.A.
(d)	Spain

(a)	Mr. J.C.W. van Burg
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Managing Director, ABN AMRO Trust Company (Netherlands) B.V.
(d)	The Netherlands

(a)	Mr. C.J.P. Kluft
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Assistant to the Head of the Legal Department, ABN AMRO Trust Company (Netherlands) B.V.
(d)	The Netherlands

(a)	Mr. Shakhaf Wine
(b)	Praia de Botafogo, 501, 22250-040, Rio de Janeiro, RJ, Brazil
(c)	Member of the board of directors of each of Brasilcel N.V., Telesp Celular Participações S.A., Tele Centro Oeste Participações S.A., Tele Sudeste Participações S.A., Celular CRT Participações S.A, Telemat Celular S.A., Teleacre Celular S.A., Telems Celular S.A., Norte Brasil Telecom S.A., Teleron Celular S.A., TCO-IP S.A. Telegoiás Celular S.A, since 2004, Universo Online S.A. and Banco1.Net S.A.
(d)	Brazil

PORTUGAL TELECOM, SGPS, S.A.

(a)	Mr. Ernâni Rodrigues Lopes
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chairman of the Board of Directors of Portugal Telecom, SGPS, S.A. and SESC-Sociedade de Estudos Superiores de Contabilidade, S.A.
(d)	Portugal

(a)	Mr. Miguel António Igrejas Horta e Costa
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chief Executive Officer of Portugal Telecom, SGPS, S.A.
(d)	Portugal

(a)	Mr. Zeinal Abedin Mahomed Bava
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chief Financial Officer of Portugal Telecom, SGPS, S.A.
(d)	Portugal

(a)	Mr. Carlos Manuel de Lucena e Vasconcellos Cruz
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chief Executive Officer of Portugal Telecom Investimentos Internacionais — Consultoria Internacional S.A. and PT Ventures, SGPS, S.A.; Director and Executive Officer of Portugal Telecom, SGPS, S.A.
(d)	Portugal

(a)	Mr. Iriarte José Araújo Esteves
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	Chief Executive Officer of TMN — Telecomunicações Móveis Nacionais, S.A.; Director and Executive Officer of Portugal Telecom, SGPS, S.A.
(d)	Portugal

(a)	Mr. Paulo Jorge da Costa Gonçalves Fernandes

3

(b)	Urbanização Tagus Park, Lote 35, 2784-549, Porto Salvo, Portugal
(c)	Chief Executive Officer of PT Sistemas de Informação, S.A.; Director and Executive Officer of Portugal Telecom, SGPS, S.A.
(d)	Portugal

(a)	Mr. Joaquim Aníbal Freixial de Goes
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Member of the Board of Directors of PT Multimedia — Serviços de Telecomunicações e Multimedia, SGPS, S.A.; Member of the Board of Directors of Companhia de Seguros Tranquilidade-Vida, S.A.; Member of the Board of Directors of BEST — Banco Electrónico de Serviço Total, S.A.; Member of the Board of Directors of Banco Espírito Santo, S.A.; Member of the Board of Directors of BES.COM, SGPS, S.A.; Chairman of the Board of Directors of E.S. INTERACTION, Sistemas de Informação Interactivos, S.A.; Member of the Board of Directors of ESDATA, Espírito Santo Data, SGPS, S.A.; Member of the Board of Directors of CREDIFLASH, SA.
(d)	Portugal

(a)	Mr. Henrique Manuel Fusco Granadeiro
(b)	Av. 5 de Outubro, 208, 1069-203, Lisbon, Portugal
(c)	Chief Executive Officer of Lusomundo Media, SGPS, S.A., Chief Executive Officer of Diário de Notícias, Chief Executive Officer of Jornal de Notícias, Chief Executive Officer of TSF, Chief Executive Officer of Jornal do Fundão, Chief Executive Officer of Acoreana Ocidental and Chief Executive Officer of DN da Madeira.
(d)	Portugal

(a)	Mr. Carlos Alberto de Oliveira Cruz
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Member of the Board of Directors of Gerbanca, SGPS, S.A.; Chairman of the Board of Directors of Caixa Brasil, SGPS, S.A.; Vice Chairman of the Board of Directors of Caixa-Banco de Investimento, S.A.; Member of the Board of Directors of Unibanco Holdings, S.A.
(d)	Portugal

(a)	Mr. Jorge Humberto Correia Tomé
(b)	Rua Barata Salgueiro, 33, 1269-057, Lisbon, Portugal
(c)	Chief Executive Officer of Caixa — Banco de Investimentos S.A.
(d)	Portugal

(a)	Mr. Fernando Maria Costa Duarte Ulrich
(b)	Rua Braancamp, 11, 8º Piso, 1250-049, Lisbon, Portugal
(c)	Chief Executive Officer of BPI Pensões, S.A.
(d)	Portugal

(a)	Mr. Fernando Abril-Martorell Hernandez
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Member of the Board of Directors of Portugal Telecom SGPS, S.A.; Former Chief Operating Officer of Telefónica, S.A.
(d)	Spain

(a)	Mr. António Pedro de Carvalho Viana Baptista
(b)	Pº Recoletos, 7-9, 3[a] Planta, 28004, Madrid, Spain.
(c)	Chairman of the Board of Directors and Chief Executive Officer of Telefónica Móviles S.A.
(d)	Portugal

(a)	Mr. Pedro Sampaio Malan
(b)	Av. Eusébio Matoso, 891, 4º andar, 05423-901, São Paulo, SP, Brazil
(c)	Former Minister of Finance of Brazil.
(d)	Brazil

4

(a)	Mr. Patrick Monteiro de Barros
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Director of Portugal Telecom, SGPS, S.A.; Chairman of the Board of Directors of Telexpress Investments Limited since 2002; Chairman and Chief Executive Officer of Argus Resources Ltd.
(d)	Portugal

(a)	Mr. Luis de Melo Champalimaud
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Director of Portugal Telecom, SGPS, S.A.; Former Chairman of the Boards of Directors of Banco Totta & Açores, S.A., Crédito Predial Português, S.A., Banco Totta e Sotto Mayor de Investimentos, S.A. and Banco Pinto & Sotto Mayor, S.A.
(d)	Portugal

(a)	Mr. Jorge Maria Bleck
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Member of the Board of Directors of Portugal Telecom, SGPS, S.A.; Chairman of the General Shareholders’ Meeting of Crédito Predial Português; Vice-Chairman of the General Shareholders’ Meeting of Banco Santander de Negócios Portugal, S.A; Vice-Chairman of the General Shareholders’ Meeting of Banco Santander, S.A; Member of the Board of Directors of Foggia SGPS, S.A.
(d)	Portugal

(a)	Mr. Carlos Manuel de Almeida Blanco de Morais
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Professor of the Lisbon University of Law.
(d)	Portugal

(a)	Mr. João Manuel de Mello Franco
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Director of Portugal Telecom, SGPS, S.A.; Member of the Board of Directors of José de Mello Participações, SGPS, S.A.; Vice-Chairman of the Board of Directors of José de Mello Imobiliária; Chairman of the Board of Directors of José de Mello Residências e Serviços; Chairman of the Board of Directors of Imopólis (SGFII); Chairman of the Board of Directors of Engimais.
(d)	Portugal

(a)	Mr. Gerald S. McGowan
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Director of Portugal Telecom, SGPS, S.A.; Former Ambassador of the United States to Portugal.
(d)	United States

(a)	Mr. Peter Eugene Golob
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Director of Portugal Telecom, SGPS, S.A.; Former Head of Merrill Lynch Global Communications Group for Europe.
(d)	United States

(a)	Mr. Nuno João Francisco Soares de Oliveira Silvério Marques
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Director of Portugal Telecom, SGPS, S.A.; Partner at CIDOT, Comunicação e Imagem, Ltda.
(d)	Portugal

(a)	Mr. Thomaz de Mello Paes de Vasconcellos
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Director of Portugal Telecom, SGPS, S.A.; Managing Director of TPV, Ltda.
(d)	Portugal

5

(a)	Mr. Luis Manuel da Costa de Sousa de Macedo
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Secretary-General and Company Secretary of Portugal Telecom, SGPS, S.A.; Manager of the Image and Communication Department of Portugal Telecom Group.
(d)	Portugal

(a)	Mr. Francisco José Meira Silva Nunes
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chief Accounting Officer and Manager of the Financial Reporting and Consolidation Department of Portugal Telecom, SGPS, S.A.
(d)	Portugal

(a)	Mr. Carlos Manuel Mendes Fidalgo Moreira da Cruz
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Manager of the Financing and Treasury Department of Portugal Telecom SGPS, S.A.
(d)	Portugal

(a)	Mr. Nuno Bernando Ramires Leiria Fidalgo Prego
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Manager of the Investor Relations Department of Portugal Telecom SGPS, S.A.
(d)	Portugal

(a)	Mr. Miguel Augusto Chambel Rodrigues
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Manager of the Control Department of Portugal Telecom SGPS, S.A.
(d)	Portugal

(a)	Ms. Maria Paula de Almeida Martins Canais
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Manager of the Planning Department of Portugal Telecom SGPS, S.A.
(d)	Portugal

(a)	Mr. António Manuel Robalo de Almeida
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Manager of the Regulatory Department of Portugal Telecom SGPS, S.A.
(d)	Portugal

(a)	Ms. Rita de Sampaio Nunes
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Manager of the Competition Department of Portugal Telecom SGPS, S.A.
(d)	Portugal

(a)	Mr. Miguel Dias Amaro
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Manager of the Internal Audit Department of Portugal Telecom SGPS, S.A.
(d)	Portugal

(a)	Mr. Abilio Cesário Lopes Martins
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Manager of the Communication Department of Portugal Telecom SGPS, S.A.
(d)	Portugal

(a)	Mr. Luis Filipe Nunes Cabral Moura
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Manager of the Human Resources Department of Portugal Telecom SGPS, S.A.
(d)	Portugal

6

TMN — TELECOMUNICAÇÕES MÓVEIS NACIONAIS S.A.

(a)	Mr. Miguel António Igrejas Horta e Costa
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chief Executive Officer of Portugal Telecom, SGPS, S.A.
(d)	Portugal

(a)	Mr. Iriarte José Araújo Esteves
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	Chief Executive Officer of TMN — Telecomunicações Móveis Nacionais, S.A.; Director and Executive Officer of Portugal Telecom, SGPS, S.A.
(d)	Portugal

(a)	Mr. António Lopes Soares
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	Director and Vice President of the Executive Committee of TMN — Telecomunicações Móveis Nacionais, S.A.
(d)	Portugal

(a)	Mr. David José Ferreira Lopes
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	Officer of Portugal Telecom Comunicações, Member of the Executive Board in Charge of the Network.
(d)	Portugal

(a)	Ms. Maria da Graça Galvão de Carvalho
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	Director and Executive Officer of TMN — Telecomunicações Móveis Nacionais, S.A.
(d)	Portugal

(a)	Mr. Pedro Manuel Brandão Rodrigues
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	Director and Executive Officer of TMN — Telecomunicações Móveis Nacionais, S.A.
(d)	Portugal

(a)	Mr. Luís Filipe de Medeiros Cravo Ribeiro
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	Director and Executive Officer of TMN — Telecomunicações Móveis Nacionais, S.A.
(d)	Portugal

(a)	Ms. Maria Etelvina da Conceição Aguiar dos Santos
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	Head of Legal Department of TMN — Telecomunicações Móveis Nacionais, S.A.
(d)	Portugal

(a)	Mr. João Amândio Teixeira Goulart de Bettencourt
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	Director of TMN — Telecomunicações Móveis Nacionais, S.A. and Member of the Fiscal Council of TELE-PAC.
(d)	Portugal

(a)	Mr. Manuel Joaquim Barata Frexes
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal

7

(c)	Mayor for the City of Fundão, Portugal; Coordinator of the Commission of Foreign Affairs and Member of the Social Equipment and of the Accompanying Commission for Porto 2001 — European Cultural Capital.
(d)	Portugal

(a)	Mr. Victor Pereira Dias
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	President of TRADINGPOR — Empresa de Comércio Externo de Portugal, S.A.; Director of TMN — Telecomunicações Móveis Nacionais, S.A.
(d)	Portugal

PT MÓVEIS, SGPS, S.A.

(a)	Mr. Miguel António Igrejas Horta e Costa
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chief Executive Officer of Portugal Telecom, SGPS, S.A.
(d)	Portugal

(a)	Mr. Carlos Manuel de Lucena e Vasconcellos Cruz
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chief Executive Officer of Portugal Telecom Investimentos Internacionais — Consultoria Internacional S.A. and PT Ventures, SGPS, S.A.; Director and Executive Officer of Portugal Telecom, SGPS, S.A.
(d)	Portugal

(a)	Mr. Pedro Manuel Brandão Rodrigues
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	Director and Executive Officer of TMN — Telecomunicações Móveis Nacionais, S.A.
(d)	Portugal

(a)	Mr. Álvaro José Roquette Morais
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chief Operating Officer of PT Móveis, SGPS, S.A.
(d)	Portugal

(a)	Mr. Diogo Miguel Cabedo Amado Horta e Costa
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Executive Vice-President of Portugal Telecom Investimentos Internacionais — Consultoria Internacional S.A.
(d)	Portugal

PORTELCOM PARTICIPAÇÕES S.A.

(a)	Mr. Eduardo Perestrelo Correia de Matos
(b)	Av. Brigadeiro Faria Lima, 2277, 15º andar, Suite 1503, 01452-000, São Paulo, SP, Brazil
(c)	President of Portugal Telecom Brasil S.A. and President of Portelcom Participações S.A.
(d)	Portugal

(a)	Mr. João Luis Tenreiro Barroso
(b)	Av. Brigadeiro Faria Lima, 2277, 15º andar, Suite 1503, 01452-000, São Paulo, SP, Brazil
(c)	Officer of Portelcom Participações S.A.
(d)	Brazil

8

EXHIBIT INDEX

1.	Joint Filing Agreement dated October 12, 2004.

2.	Shareholders Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A. and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Telefónica, S.A. filed on June 30, 2003 (the “2002 Telefónica 20-F”) (SEC file number 001-09531).

3.	Subscription Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A. and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.4 to the 2002 Telefónica 20-F.

4.	Note Purchase Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Portugal Telecom International Finance B.V., Telesp Celular Participações S.A. and Citibank N.A. London, incorporated by reference to Exhibit 2.4 to TCP’s annual report Form 20-F for the fiscal year ended December 31, 2001, filed on June 21, 2002 (the “2001 TCP 20-F”) (SEC file number 001-14493).

5.	Agency Agreement relating to the issuance by Telesp Celular Participações S.A. of €416,050,488.19 of floating rate notes due 2004, dated November 28, 2001, among Citibank N.A. London and Telesp Celular Participações S.A., incorporated by reference to Exhibit 2.5 to the 2001 TCP 20-F.